UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq.	Hillary B. Smith, Esq.
Fenwick & West LLP	Vice President, General Counsel and Secretary
801 California Street	SuccessFactors, Inc.
Mountain View, California 94041	1500 Fashion Island Blvd., Suite 300
(650) 988-8500	San Mateo, CA 94404
(650) 645-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of SuccessFactors, Inc. (the “Company”) by SAP America, Inc., a wholly-owned subsidiary of SAP AG, pursuant to the Agreement and Plan of Merger, dated December 3, 2011, by and among SAP America, Inc., a Delaware corporation (“Parent”), Saturn Expansion Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), SAP AG, an Aktiengesellschaft organized under the laws of Germany and the parent company of Parent (“SAP AG”) and the Company:

1.	Customer Presentation, distributed December 7, 2011.

successfactors
BUSINESS EXECUTION SOFTWARE

www.successfactors.com

SAP to Accelerate Cloud
Strategy with Acquisition
of Success Factors
Customer Talk Track
December 2011
1. Customer Talk Presentation, distributed December 7, 2011
SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

Transaction Overview
SAP Acquires SuccessFactors
•
SAP to acquire SuccessFactors for $40/per share in cash, or
approximately $3.4 billion net of cash and debt
•
The per share purchase price represents a 52% premium both over the December 2nd closing price and the one month volume
weighted average price
•
Acquisition will be effected through a tender offer
•
SuccessFactors board of directors has unanimously approved the transaction
•
Closing is expected in the first quarter of 2012
SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

Transaction Overview
Combination redefines Software-as-a-Service (SaaS) market
•
Acquisition will add SuccessFactors’ widely respected team and technology to SAP’s powerful cloud assets
•
Significantly accelerates SAP’s momentum as a provider of cloud applications, platforms and infrastructure
•
Will establish an advanced end-to-end offering of cloud and
on-premise solutions for managing all relevant business processes
Combination will enable
SAP total revenue growth beyond goal of €20bn by 2015
SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

What it Means to You
SuccessFactors will remain a standalone company with massive resources to delight you as "SuccessFactors, an SAP company”
•
SuccessFactors will be closely integrated in SAP’s overall cloud and on-premise HCM roadmaps
•
Lars Dalgaard will lead SAP cloud business in addition to being CEO of SuccessFactors and is recommended to be appointed to the
executive board of SAP AG
•
Lars Dalgaard will define and lead the go to market strategy for all combined cloud solutions
•
SuccessFactors’ team will remain in their current positions – as will the exceptional people you deal with in the field and operations every day
•
Additional resources from SAP will support  SuccessFactors growth and ability to meet customer demand – customers get more sooner
SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

SAP + Success Factors
Combined Opportunity
SuccessFactors
Reach
$298 million LTM Non-GAAP
Revenue
3,500+ customers
15+ million seats
19 modules
SAP customers currently
overlap 14% of
SuccessFactors’ business
Largest cloud deployment: 2
million seats
35 languages, 168 countries
SAP Addressable
Market ($B)
Database
Mobility
Cloud
BI/Analytics
Middleware
Core ERP +
Suite
BI/Analytics
Middleware
Core ERP +
Suite
110
220
2010 2015
170,000+ customers
Aggressive growth
goals

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

Motivation for Acquisition
Rocket Boost for Growth
• Winning combination–On-Demand suite and  world-class LOB
offerings give customers best SaaS options on the planet
• Faster delivery of portfolio to customers, allows SF to accomplish a
10 year roadmap in 1-2 years
HCM Revolution
• Managing talent and the people agenda is biggest priority to business leaders today
• SuccessFactors is the leader in On-Demand HCM and has
demonstrated sustained growth and innovation
SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.
Motivation for Acquisition
Symbiotic
• Large SAP customers already run SuccessFactors – proven value
• Jointly we will be the global leader in the HCM market
• 14% overlap of customers means more joint opportunity
• Complementary portfolio
SuccessFactors Cloud DNA, SaaS Focus
• Native Cloud applications that end-users and customers love
• 10 years cloud experience
• Passionate team is swift and agile as independent entity

SAP

successfactors
BUSINESS EXECUTION SOFTWARE

successfactors
BUSINESS EXECUTION SOFTWARE

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.
SuccessFactors + SAP Portfolios
Cloud Solutions
•
Social Learning
•
Learning Mgmt
•
Content-as-a-
Service
•
Extended
Enterprise
•
Succession
•
Recruiting 2.0
•
Social Sourcing
•
Career Planning
•
Performance
•
Goals
•
Calibration
•
Compensation
Success Factors Cloud Platform
SuccessFactors
Attract & Retain Biz Alignment and
Performance
Learn and Develop
•
BI OD
•
EHS Content
•
DEC
•
Sybase 365
•
ByD
•
Sales OD
•
Travel OD
•
E-Sourcing
OD
•
B1 Cloud
•
Carbon
Impact
•
Crossgate
•
Streamwork
Platform Services
Infrastructure & Operations
Private Cloud Public Cloud
INFRASTRUCTURE SERVICES
One SAP Store
Application
Services
Collaboration
Services
Information
Services
Mobile
Services
HANA DB
Shared Platform Services
CORE PaaS (NGAP/ EDGE PaaS
Analytics & Workforce Planning
Social Collaboration
Next Generation Core HR
Cloud Solutions

Ultimate Customer Benefits
We give you more, sooner!
•
Larger partner and ecosystem support
•
More robust software quality testing processes and tools
•
Accelerated plan to give you the most comprehensive enterprise
SaaS application portfolio available on the planet
•
Faster improvements to user experience – with toy-like interface
•
Graceful co-existence and integration of SaaS with on-premise apps

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

Ultimate Customer Benefits
More support services
•
More support infrastructure
•
Embedded, contextual support and self-help
•
Admins can add their own content and video for training and
education
•
Integrated engagement tools; chat, community, multimedia content, configuration management tools and click to create a case
•
Introduce new customer education capabilities
•
Regular cadence of customer communication and outreach

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

More Information to Come
•
Additional details on acquisition will follow in coming weeks
•
The who, what, when, where, and how, will be determined
between now and closing
•
As those decisions are made we will communicate quickly and
often
•
Its our intent to become the leading provider of enterprise
applications from the cloud by making you, our customers, wildly successful

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.

It's time to love work again.

successfactors
BUSINESS EXECUTION SOFTWARE

Thank You, and Questions 12 SuccessFactors Proprietary and Confidential © 2011 SuccessFactors, Inc. All rights reserved.

SuccessFactors Proprietary and Confidential   © 2011 SuccessFactors, Inc.  All rights reserved.
The statements in this document are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of SuccessFactors common stock described herein has not commenced. At the time the offer is commenced SAP
America, Inc. and Saturn Expansion Corporation, an indirect subsidiary of SAP AG, will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission, and SuccessFactors, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and other documents filed by SAP AG, SAP America, Inc., Saturn
Expansion Corporation or SuccessFactors with the SEC will be available at no charge on the Securities and Exchange Commission's web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The
Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA,
Telephone +1 (650) 645-2000.
This document contains forward-looking statements that involve risks and uncertainties concerning the parties' ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key
SuccessFactors employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and SuccessFactors to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP's and
SuccessFactors's SEC filings, including those discussed in SAP's annual report on Form 20-F for the year ended December 31, 2010 and SuccessFactors's quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is on file with the SEC and available at the SEC's website at www.sec.gov. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, a subsidiary of SAP AG (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or Purchaser with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000. In addition, free copies of the Tender Offer Statement and related materials and the Solicitation/Recommendation Statement, when available, may be obtained from the information agent for the Offer.